ROPES & GRAY LLP 2099 PENNSYLVANIA AVE., NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

August 17, 2018	Nathan Briggs
T: 202-626-3909
Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Rachel Loko

Re:	PIMCO Flexible Credit Income Fund, et al., File No. 812-14767

Dear Ms. Loko:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you via a letter dated April 9, 2018 regarding the above-referenced application for an order under section 6(c) of the Investment Company Act of 1940 (the “Act”) for exemptions from sections 18(a)(2), 18(c), and 18(i) of the Act; and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act (the “Exemptive Application”). The below responses will be reflected, to the extent applicable, in the amendment to the Exemptive Application to be filed on or about the date hereof (“Amended Application”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	Comment: In the first sentence on page 4, please remove “Income” from “Municipal Income Fund.” The term “Municipal Fund” is used throughout the Application.

Response: The requested change has been made.

2.

Comment: On page 4, on the second line of the last paragraph, please re-insert (“the “Commission”). The defined term is used in the Application for instance on p. 9 in section IV: “Commission Authority.”

Response: The requested change has been made.

3.	Comment: On page 5, on the 4th line of the last paragraph, please delete “the Initial Fund for expenses directly related to repurchases” and insert:

“long term shareholders for expenses related to short-term investors, in light of the fund’s generally longer-term investment horizons and investment operations. Repurchase fees, if charged, will equally apply to additional classes of shares and to all classes of shares of a fund, consistent with section 18 of the Act and Rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled variations of, or eliminate any repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a CDSL and as if the Fund were an open-end investment company and the Fund’s waiver of, scheduled variation in, or elimination of, any such repurchase fee will apply uniformly to all shareholders of the Fund regardless of class.”

Response: The requested change has been made.

4.	Comment: On page 6, in the title of Section 1, please delete the parenthesis as “Credit Fund” is defined on page 4 of the Application.

Response: The requested change has been made.

5.	Comment: On page 7, in the title of Section B, please delete the parenthesis as PIMCO is defined on page 5 of the Application.

Response: The requested change has been made.

6.	Comment: On page 6, in the title of Section 2, please delete the parenthesis as “Municipal Fund” is defined on page 4 of the Application.

Response: The requested change has been made.

7.	Comment: On page 8, in the middle of the second paragraph, please explain supplementally in what respect the Investment Management Agreement of the Credit Fund and the Municipal Fund differ.

Response: The Funds confirm that the terms of the Investment Management Agreement, with the exception of the management fee payable, are the same for the Credit Fund and the Municipal Fund. The applicable language in the application has been revised accordingly.

8.	Comment: On page 8, in the third paragraph, please explain supplementally in what respect the Distribution Agreement of the Credit Fund and the Municipal Fund differ.

Response: The Funds confirm that the terms of the Distribution Agreement are the same for the Credit Fund and the Municipal Fund. The applicable language in the application has been revised accordingly.

9.	Comment: On page 8, in the third to last line of the second paragraph, please clarify whether the “Board” is the “Board of Trustees.”

Response: The requested changed has been made.

10.

Comment: On page 9, at the end of the first paragraph, please delete “Consistent with Rule 18f-3 under the Act, all class-specific expenses will be properly allocated to each class” and describe further the type of class-specific expenses that could be allocated to each class in a manner similar to precedent multi-class applications (see e.g. The Relative Value Fund et al., Investment Co. Act Rel. No. 32884 (October 26, 2017) (Notice) and Investment Co. Act Rel. No. 32904 (November 21, 2017) (Order)).

Response: The language of the above-referenced paragraph has been modified as follows:

The Applicants currently anticipate that any additional share classes would similarly use the same unified management fee structure that would cover both fund-level and class-level expenses, with certain exceptions. Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution plan of that class (if any), services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution fees, services and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. If a future share class imposes class-specific distribution and/or servicing fees, it is expected that such fees would be paid by the Fund and particular share class (i.e., outside of the unified management fee) pursuant to a separate distribution and/or servicing plan applicable to that class of shares. ~~Because of potential differences in distribution and service fees (if any), the net income attributable to, and the dividends payable on, each class of shares may differ from each other. As a result, the net asset value per share of the classes may differ at times. Consistent with Rule 18f-3 under the Act, all class-specific expenses will be properly allocated to each class.~~

11.	Comment: On page 12, in footnote 12, please limit the number of precedents to three or four most recent ones.

Response: The requested change has been made.

12.	Comment: On page 19, in the tile of Section E., please insert “And Service” after “Distribution.”

Response: The requested change has been made.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.